

June 6, 2013

<u>Via E-mail</u>
Nelson José Jamel
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros, 1017, 3rd Floor
04530-001, São Paulo, SP, Brazil

> **Re: Ambev S.A.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted May 22, 2013**
> **File No. 377-00131**
> **CIK No. 0001565025**
> **American Beverage Company - Ambev**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-15194**

Dear Mr. Jamel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Tax Considerations, page 110

1. We note your statement in the section "The Proposed Stock Swap Merger – Tax Treatment of the Proposed Stock Swap Merger," on page 112, that "the following discussion assumes that the proposed Stock Swap Merger qualifies as a tax-free exchange." Please note that it is inappropriate to assume away any legal conclusion underlying the tax opinion. Please revise your tax discussion to opine on whether the

proposed stock swap merger qualifies as a tax-free exchange. For guidance see Staff Legal Bulletin No. 19.

Selected Historical and Pro Forma Financial Data, page 30

Selected Unaudited Pro Forma Per Share Data, page 38

2. We note your response and revised disclosures in response to our prior comment 8. In order to provide an investor better understanding of the impact of the stock swap merger, please revise to include pro forma information (i.e. pro forma condensed balance sheet, pro forma condensed statements of income, and accompanying explanatory notes) as required by Article 11-02 (b) of Regulation S-X giving effect to the stock swap merger in addition to the disclosures already provided.

Combined financial statements of ABI's interests in Ambev S.A. and Ambev

Notes to Ambev S.A. Predecessor Financial Statements

1. Corporate information

(a) The Proposed Transaction, Page F-33

3. We note your response to our prior comment 18. If the contribution transaction occurs before the registration statement is declared effective, we will not object to your presenting the financial statements of ABI's combined interests in Ambev S.A. and Ambev as Ambev S.A.'s predecessor financial statements. If this timing for the contribution transaction in fact will be the case, please revise to clearly state throughout the document that the contribution has occurred or will occur prior to the effectiveness of the registration statement and, as such, is the basis for presenting those predecessor financial statements. However, if the contribution transaction will occur after the registration statement is declared effective, we will need to further evaluate whether it would be more appropriate to include pro forma financial information giving effect to the contribution instead of presenting the predecessor financial statements described above. Please clarify for us your expected timing of the contribution transaction.

(c) Basis of Presentation of the Predecessor Financial Statements, page F-34

4. We are continuing to evaluate your response to our prior comment 20 and the related issues. We may have further comments upon completion of our review.

Form 20-F, Annex A

Share Ownership, page A-71

5. We note your response to comment 23 in our letter dated April 16, 2013, however, we do not see the revised disclosure. Please advise.

Exhibits

6. We note your response to comment 24 in our letter dated April 16, 2013. Please provide us with additional analysis as to why exhibits 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14 and 10.15 are not material to the company and are not required to be filed pursuant to Item 601(a) of Regulation S-K. Also provide us with additional analysis as to why exhibit 10.16 is not required to be filed pursuant to Item 601(a) of Regulation S-K. We may have further comment.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jamie Kessel, at (202) 551-3727, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or David Link, at (202) 551-3356, with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Kevin W. Kelley, Esq.